October 27, 2010
VIA EDGAR AND FEDERAL EXPRESS DELIVERY
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Rockville Financial New, Inc. Registration Statement on Form S-1 Filed September 16, 2010 File No. 333-169439
Dear Mr. Webb:
     On behalf of Rockville Financial New, Inc. (the “Company”), filed simultaneously herewith is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on September 16, 2010.
     The Amended Registration Statement is filed in response to the staff’s comment letter dated October 12, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments.
Form S-1 filed September 16, 2010
General
1.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.
Response to Comment No. 1:
     On behalf of the Company, Keefe, Bruyette & Woods, Inc. (“KBW”) has applied to FINRA for FINRA’s non-objection to the selling agent arrangements in this offering. The Company will file FINRA’s expected letter of non-objection on or before the Company requests an accelerated effective date for the Registration Statement.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

2.	Please file any missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.
Response to Comment No. 2:
The Company has filed all missing exhibits with the Amended Registration Statement.

3.	Please provide us with a copy of RP Financial’s appraisal report and confirm that you have submitted an application for a continuing hardship exemption pursuant to Rule 202 of Regulation S-T. We may have comments after reviewing this document.
Response to Comment No. 3:
     The Company has filed an application for a continuing hardship exemption pursuant to Rule 202 of Regulation S-T. During a telephone conversation among Mr. McNair of your office and Robert J. Metzler and the undersigned on October 14, 2010, Mr. McNair acknowledged receipt of the appraisal and instructed the Company that no further response was necessary with respect to Comment No. 3.
4.	Please add a recent developments section to discuss existing Rockville Financial Inc.’s financial results for the quarter ended September 30, 2010.
Response to Comment No. 4:
     Please see the revised disclosure beginning on page 31 of the prospectus included in the Amended Registration Statement. A recent developments section was added to the Amended Registration Statement as requested in Comment 4.
5.	Please revise the future Exchange Act filings of the existing Rockville Financial, Inc. beginning in your next Form 10-Q to address the comments below as applicable.
Response to Comment No. 5:
     Existing Rockville Financial, Inc. confirms that it will address the Comments set forth below in your letter of October 12, 2010, as applicable, in its future Exchange Act filings.
Prospectus Cover Page
6.	Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Response to Comment No. 6:
     The Company hereby confirms that it will not use the prospectus contained in the Registration Statement filed on September 16, 2010 or any amendments thereto, including without limitation the Amended Registration Statement, before the effective date thereof.
The Exchange of Existing Shares of Existing Rockville Financial Common Stock, page 12
7.	We note the column “Equivalent Value of Shares Based Upon Current Market Price” in the table on page 12. We also note footnote (2) to that column. Please revise the heading so as not to indicate that the values presented are based on “market price.” In addition, please consider presenting this information on a per share basis. Furthermore, please consider revising the table to include a column that displays the pro forma book value per exchanged share.
Response to Comment No. 7:
     Please see the revised disclosures on pages 12 and 150 of the prospectus included in the Amended Registration Statement. The tables have been revised to reflect the request in Comment 7.
Risk Factors
General
8.	The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the company to offer assurances. However, you make several references to the company’s inability to offer assurances throughout this section. Instead of stating the company’s inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.
Response to Comment No. 8:
     Please see the revised disclosures on pages 21, 22, and 23 of the prospectus included in the Amended Registration Statement. The risk factors have been revised as requested in Comment 8.
If Rockville Bank’s allowance for loan losses is not sufficient ... page 21
9.	Please revise this risk factor to disclose the aggregate dollar amount of loans with extended terms not considered nonperforming or troubled debt restructurings.
Response to Comment No. 9:
     Please see the revised disclosure on page 21 of the prospectus included in the Amended Registration Statement. The risk factor has been revised as requested in Comment 9.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Selected Consolidated Financial and Other Data of Existing Rockville Financial and Subsidiary, page 28
10.	For comparative purposes, please revise to include interim operating data for the six months ended as of June 30, 2009. Also, please label the column headers for the interim information as unaudited.
Response to Comment No. 10:
     Please see the revised disclosures on pages 29 and 30 of the prospectus included in the Amended Registration Statement. The table has been revised as requested in Comment 10.
Contractual Obligations, page 69
11.	Please revise this table to include your deposit obligations.
Response to Comment No. 11:
     Please see the revised disclosure on page 74 of the prospectus included in the Amended Registration Statement. The table has been revised as requested in Comment 11.
Loan Delinquencies, page 83
12.	We note that you account for all troubled debt restructurings (TDRs) as impaired. Please revise to quantify the amount of TDRs recorded in each period presented and describe the methods used to restructure the associated loans.
Response to Comment No. 12:
     Please see the revised disclosures on pages 87 and 89 of the prospectus included in the Amended Registration Statement. The disclosure has been revised as requested in Comment 12.
13.	Please revise this section or elsewhere, as appropriate, to discuss the extent to which you have modified loans, including quantification of the related loans, the methods used to modify the loans, to disclose where they are presented in your financial statements and how you account for them subsequent to modification. Please provide this information separately for modifications that you consider to be TDRs and modifications that you do not consider to be TDRs. Clearly disclose how you determine whether a modification should be considered a TDR.
Response to Comment No. 13:
     Please see the revised disclosures on pages 87 and 89 of the prospectus included in the Amended Registration Statement. As noted in the prospectus, a loan is classified as a TDR when certain concessions have been made to the original contractual terms of a loan due to the borrower’s financial condition. If the Bank modifies the terms of a loan to a borrower who is not encountering financial difficulties, such loan is not classified as a troubled debt restructuring. There were no TDRs at December 31, 2009 or June 30, 2010 and modifications not considered TDRs were disclosed on page 87 of the revised disclosure.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Compensation of Executive Officers and Transactions with Management, page 116
14.	Please tell us why you have not provided in your registration statement the disclosure required by Item 401(b) of Regulation S-K.
Response to Comment No. 14:
     Please see the revised disclosures on pages 121 through 128 of the prospectus included in the Amended Registration Statement. The disclosure required by Item 401(b) of Regulation S-K was inadvertently omitted from the registration statement and has been added to the Amended Registration Statement.
Certain Relationships and Related Transactions, page 130
15.	We note the disclosure that “[r]esidential mortgage loans to three directors reflected interest rate discounts available to all employees of Rockville Bank.” Please tell us why you have not provided the information required by Item 404(a)(5) of Regulation S-K with respect to these loans. We note your commitment in your letter to the staff dated October 21, 2009, in connection with the staff’s review of your Form 10-K for the fiscal year ended December 31, 2008, that you would provide the disclosure required by Item 404(a)(5) in your filings.
Response to Comment No. 15:
     Please see the revised disclosure on page 143 of the prospectus included in the Amended Registration Statement. The disclosure required by Item 404(a)(5) of Regulation S-K was inadvertently omitted from the registration statement and has been added to the Amended Registration Statement.
16.	Please revise this section to provide the disclosure required by Item 404(b) of Regulation S-K. We note your commitment in your letter to the staff dated October 21, 2009, in connection with the staff’s review of your Form 10-K for the fiscal year ended December 31, 2008, that you would provide the disclosure required by Item 404(b) in your filings.
Response to Comment No. 16:
     Please see the revised disclosure on page 143 of the prospectus included in the Amended Registration Statement. The disclosure required by Item 404(b) of Regulation S-K was inadvertently omitted from the registration statement and has been added to the Amended Registration Statement as requested in Comment 16.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Subscriptions by Directors and Executive Officers, page 134
17.	Please revise to disclose ownership by directors and executive officers at the minimum and maximum of the offering range.
Response to Comment No. 17:
     Please see the revised disclosure on page 147 of the prospectus included in the Amended Registration Statement. The disclosure of ownership has been revised as requested in Comment 17.
Financial Statements
General
18.	It appears that throughout your footnotes you have attempted to satisfy the requirement of Regulation S-X to present balance sheet information for the most recent two balance sheets by including the information for periods ended June 30, 2010 and December 31, 2009. In addition to the subsequent interim balance sheet date, balance sheet information is required to be presented as of the end of the two most recently completed audited periods. Please revise, as appropriate, to include footnote disclosures for the period ended December 31, 2008.
Response to Comment No. 18:
     During a telephone conversation between the Company’s representative and Mr. Paul Cline, Staff Accountant, on October 20, Mr. Cline acknowledged that the Company need not respond to Comment 18. During a subsequent telephone conversation, however, Mr. Cline observed that the Fair Value disclosures for the year ended December 31, 2008 (“2008 Fair Value Disclosures”) on page F-19 of the financial statements should be expanded to be presented by class of asset. The 2008 Fair Value Disclosures were presented by each major category of asset following the requirements of Financial Accounting Standard No. 157, specifically paragraphs 32-35, entitled “Disclosure Requirements,” and the tabular example contained in Appendix A, paragraph A34. The fair value disclosures for the year ended December 31, 2009 were presented by class of asset following the requirements of ASC 2010-06, including the transition guidance in ASC 820-10-65-7 which did not require retrospective application for prior periods presented for comparative purposes. The Company believes the 2008 Fair Value Disclosures comply with the accounting standards above.
Note 2. Basis of Presentation, Principles of Consolidation and Significant Accounting Policies
Allowance for Loan Losses, page F-12
19.	Please revise this section or elsewhere, as appropriate, to discuss the extent to which you have relied on appraisals to determine the value of collateral underlying impaired or non-performing assets. Include a discussion of when appraisals are obtained, how often they are updated, the extent to which adjustments are made to them in determining the value of the collateral and the types of adjustments that have been made.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Response to Comment No. 19:
     Please see the revised disclosure on page F-13 of the prospectus included in the Amended Registration Statement. The disclosure has been revised as requested in Comment 19.
20.	Please revise to disclose whether management believes that the ALLL is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALLL refers to whether the ALLL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALLL is appropriate under GAAP.
Response to Comment No. 20:
     Please see the revised disclosure on page F-13 of the prospectus included in the Amended Registration Statement. The disclosure has been revised as requested in Comment 20.
Note 21. Subsequent Events, page F-57
21.	Please revise your disclosure of the Family Choice Mortgage Company acquisition to disclose the purchase price paid, how it was allocated to the assets and liabilities you acquired, how you considered the contingent consideration in recording the acquisition, and the specific terms of how the contingent consideration will be determined over the seven year earn out period.
Response to Comment No. 21:
     Please see the revised disclosure on page F-58 of the prospectus included in the Amended Registration Statement. The disclosure has been revised as requested in Comment 21.
Exhibit 5.1
22.	Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Connecticut Constitution and reported judicial decisions interpreting these laws.
Response to Comment No. 22:
     Please see the revised Exhibit 5.1 to the Amended Registration Statement. The opinion has been revised as requested in Comment 22.
23.	We note the disclaimer set forth in the second sentence of the penultimate paragraph. Please have counsel revise the legal opinion to indicate that it speaks through the effective date of the registration statement by either revising this disclaimer or by filing another opinion dated the effective date of the registration statement.

Mr. Mark Webb
U.S. Securities and Exchange Commission
October 27, 2010

Response to Comment No. 23:
     Please see the revised Exhibit 5.1 to the Amended Registration Statement. The opinion has been revised as requested in Comment 23.
*****
     Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (860) 331-2626.
Very truly yours,
Hinckley, Allen & Snyder LLP
/s/ William W. Bouton, III
William W. Bouton, III
Enclosures

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Matt McNair, U.S. Securities and Exchange Commission
Paul Cline, U.S. Securities and Exchange Commission
Kevin W. Vaughn, U.S. Securities and Exchange Commission
William J. McGurk, Rockville Bank
John T. Lund, Rockville Bank
Joseph F. Jeamel, Jr., Rockville Bank
Howard Stanton, Rockville Bank
Marliese Shaw, Rockville Bank
Judy Keppner Clark, Rockville Bank
Patricia A. McJoynt, Keefe Bruyette & Woods, Inc.
James S. Fleischer, Silver, Freedman & Taff, L.L.P.
Beth Freedman, Silver, Freedman & Taff, L.L.P.
Ronald J. Moccio, Jr., Wolf & Company, P.C.
Mark A. O’Connell, Wolf & Company, P.C.
John J. Doherty, Wolf & Company, P.C.
Eileen Crowley, Deloitte & Touche LLP
Ronald S. Riggins, RP Financial, LC.
James P. Hennessey, RP Financial, LC.
Trisha L. Cronk, RP Financial, LC.